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GREENWATER MARINE SCIENCES OFFSHORE
GMSO

Greenwater Marine Sciences Offshore Inc.

Supplying small and efficiently crewed ships that are suitable for coastal and near-shore research projects

Research Services · **234 followers**

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Posted by G. Mark Miller • 3/22/2022 •••

Greenwater Marine Sciences Offshore Inc.
234 followers
1d •

"We are thrilled to be gearing up for an upcoming crowdfunding opportunity with Wefunder to further our mission helping to ensure that essential ocean research can be achieved by expanding ocean research opportunities for all.

We will be making an exciting announcement with all of the details soon! "

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Posted by G. Mark Miller • 3/17/2022 •••

Greenwater Marine Sciences Offshore Inc.
234 followers
6d •

In an incredible seafloor mapping mission in the Arctic Ocean, Marine Scientists have discovered deep sinkholes in the Arctic. One of the sinkholes identified in Canada's Beaufort Sea is larger than a city block of six-story buildings. This study of submerged permafrost indicates that ice-filled hills have formed extraordinarily rapidly in this remote part of the Arctic.

When something new is discovered, GMSO is able to ramp up quickly to support this exact type of study. If you'd like to learn more about how we can support your ocean research, contact us at **info@gmsoresearchvessels.com**.

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Posted by Suzanne Garrett • 2/2/2021   • • •

 **Greenwater Marine Sciences Offshore Inc.**
234 followers
1yr •

Introducing Greenwater Marine Sciences Offshore, a new company on a mission to expand ocean research opportunities for all scientists and explorers by providing efficient, capable, and professionally staffed research vessels. With a fleet of ...see more

 **Home | GMSOResearchVessels**
gmsoresearchvessels.com • 1 min read

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Greenwater Marine Sciences Offshore Inc.

218 followers

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 **Greenwater Marine Sciences Offshore Inc.**
218 followers
19h •

We are thrilled to be gearing up for an upcoming crowdfunding opportunity with
Wefunder!

David Kennedy has joined the board of directors bringing his 50+ years of leadership in
science and development of legislation/national initiatives. He is a recognized national
expert in the field of emergency pollution response; contingency planning; innovative
technology development; matrix and collaborative program management; and a suite of
coastal issues focused on development, climate change, energy, and coastal resiliency.

He previously served as NOAA's Deputy Under Secretary for Operations. As NOAA's
Chief Operating Officer, Kennedy was responsible for the day-to-day management of
NOAA's national and international operations for ocean and atmospheric services,
research and coastal and marine stewardship.

We are honored to have him aboard.

We will be making an exciting announcement soon!



 


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GMSO Research Vessels
Published by Hootsuite · March 22 at 2:30 PM ·

We are thrilled to be gearing up for an upcoming crowdfunding opportunity with Wefunder to further our mission helping to ensure that essential ocean research can be achieved by expanding ocean research opportunities for all.

We will be making an exciting announcement with all of the details soon!



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GMSO Research Vessels
Published by Hootsuite · March 10 at 2:55 PM ·

We are thrilled to be gearing up for an upcoming crowdfunding opportunity with Wefunder!

David Kennedy has joined the board of directors bringing his 50+ years of leadership in science and development of legislation/national initiatives. He is a recognized national expert in the field of emergency pollution response; contingency planning; innovative technology development; matrix and collaborative program management; and a suite of coastal issues focused on development, cli... **See more**

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G. Mark Miller

Unlimited Master Mariner, Retired NOAA Corps Officer, Diver, Adventurer, Entrepreneur, Ocean Conservationist

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G. Mark Miller

Unlimited Master Mariner, Retired NOAA Corps Officer, Diver, Adventurer, Entrepre...

3d •

I am so excited for GMSO's upcoming crowdfunding opportunity with Wefunder. I'm thilled about this incredible opportunity to further our mission helping to ensure that essential ocean research can be achieved by expanding ocean research opportunities for all.

I will announce all of the details next Tuesday!

THE VESSELS
THAT MAKE
YOUR RESEARCH
POSSIBLE

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